Maguire

For Immediate Release

MAGUIRE PROPERTIES REPORTS FIRST QUARTER 2005
FINANCIAL RESULTS

LOS ANGELES, May 3, 2005 - Maguire Properties, Inc. (NYSE: MPG), a Southern California focused real estate investment trust, today reported results for the first quarter ended March 31, 2005.

Significant First Quarter and Recent Events

- Completed a tax deferred reverse exchange for the acquisition of San Diego Tech Center in Sorrento Mesa in San Diego County, California, a 38-acre office campus featuring 647,000 square feet of office space and development land that can support 1.2 million square feet of office space.
- Completed the acquisition of CommonWealth's Fifth Street Properties portfolio, which includes ten office properties comprising nearly 5.0 million square feet, 3.9 million square feet of structured parking garages and development land that can support over 1.5 million square feet of office space.
- Completed a new $133.0 million, ten-year mortgage financing with Credit Suisse First Boston for San Diego Tech Center at a fixed rate of 5.70%.
- Completed a new $100.0 million, seven-year mortgage financing with Wachovia Securities, secured by the 3121 Michelson office building, Shops at Park Place and two parking garages, at Park Place II at a fixed rate of 5.39%.
- Completed three new separate mortgages totaling $388.0 million with Greenwich Capital in ten-year mortgage financings for 801 North Brand, 700 North Central and Wells Fargo Center at a blended fixed rate of 5.38%.
- Completed four new separate mortgages totaling $529.2 million with Bank of America in seven-year mortgage financings for Mission City Corporate Center, Regents Square I & II, One Renaissance Square and Pacific Arts Plaza at a blended fixed rate of 5.14%.
- Completed a two-year variable rate mortgage for $62.9 million with Nomura for Wateridge Plaza at an interest rate of 30-day LIBOR plus 2.25% (subject to adjustment to either 1.75% or 2.75%) through maturity.
- Completed a two-year, variable rate mortgage for $42.0 million with Nomura secured by Austin Research Park I and II at an interest rate of 30-day LIBOR plus 2.0% through maturity.

Maguire Properties

333 South Grand Avenue
Suite 400
Los Angeles, California 90071

213 626 3300 Main
213 687 4758 Fax
www.maguireproperties.com

- Completed new leases and renewals for 403,491 square feet including 183, 361 square feet of leases with New Century at Park Place.

- Completed a long-term, five-year executive equity incentive program for senior management.

- Entered into a forward commitment for a new $273 million, 10-year, 5.8% fixed rate loan on 777 Tower which is expected to fund in the fourth quarter of 2006. Obtained terms for a new $458 million fixed rate loan on Gas Company Tower which is expected to fund in the third quarter of 2006.

First Quarter Financial Results

Funds from operations (FFO) available to common shareholders for the quarter ended March 31, 2005 was $20.2 million, or $0.47 per basic and diluted share, compared to FFO available to common shareholders of $19.4 million, or $0.46 per basic and diluted share, for the quarter ended March 31, 2004. First quarter 2005 results included a $1.2 million, or $0.02 per basic and diluted share, loss on early extinguishment of debt in connection with the replacement of our $100 million secured credit facility as part of the CommonWealth transaction financing and the early prepayment of approximately $96 million of our Park Place II bridge loan. Excluding the loss on early extinguishment of debt, funds from operations (FFO) available to common shareholders would have been $21.2 million, or $0.49 per basic and diluted share for the quarter ended March 31, 2005. The weighted average number of basic and diluted common shares outstanding was 42,924,061 (43,162,860 for purposes of calculating diluted FFO per share available to common shareholders) for the quarter ended March 31, 2005 and the weighted average number of basic and diluted common shares outstanding for the quarter ended March 31, 2004 was 42,329,921 and 42,578,570, respectively.

Net loss available to common shareholders for the quarter ended March 31, 2005 was $2.6 million, or $0.06 per basic and diluted share compared to net income available to common shareholders of $5.9 million, or $0.14 per basic and diluted share, for the quarter ended March 31, 2004.

Including San Diego Tech Center, the Company currently owns approximately 25.8 million square feet, consisting of 24 office properties with approximately 15.8 million net rentable square feet, one 350-room hotel with 266,000 square feet and total on and off-site structured parking of approximately 10.1 million square feet, plus surface parking, which in total accommodates over 33,000 vehicles. The Company also owns undeveloped land that it believes can support up to 7.6 million square feet of office, retail and residential uses.

Mr. Richard Gilchrist, President and Co-Chief Executive Officer commented, "We are pleased to have completed both the CommonWealth office portfolio and San Diego Tech Center transactions and a number of very attractive fixed rate financings which significantly reduces our floating rate exposure. We are focused on selling non-strategic assets and generating capital to pay down debt to our stated objectives as well as for future growth. We expect to deliver substantial value from our development pipeline and continue to maximize our portfolio value through internal growth and leasing."

Teleconference and Webcast

Maguire Properties will conduct a conference call and audio webcast at 10:00 A.M. Pacific Time (1:00 p.m. Eastern Time) tomorrow, Wednesday, May 4, 2005, to discuss the financial results of the first quarter and provide a company update. The conference call can be accessed by dialing 800-443-9874 (Domestic), or 706-634-1231 (International); no passcode is required. The conference call can also be accessed via audio webcast through the Investor Relations section of the Company's web site, located at www.maguireproperties.com, or can be accessed through CCBN at www.streetevents.com. A replay of the conference call will be available approximately two hours following the call through May 11, 2005. To access this replay dial 800-642-1687 (Domestic) or 706-645-9291 (International). The required passcode for the replay is 5281083. A webcast replay will also be available through the Investor Relations section of the Company's web site, located at www.maguireproperties.com, or through CCBN at www.streetevents.com.

About Maguire Properties, Inc.

Maguire Properties, Inc. is the largest owner and operator of Class A office properties in the Los Angeles central business district and is primarily focused on owning and operating high-quality office properties in the Southern California market. Maguire Properties, Inc. is a full-service real estate company with substantial in-house expertise and resources in property management, marketing, leasing, acquisitions, development and financing. For more information on Maguire Properties, visit the Company's website at www.maguireproperties.com.

Business Risks

This press release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate); risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments; risks associated with the ability to complete any contemplated tax deferred exchange; failure to manage effectively the Company's growth and expansion into new markets to complete acquisitions or to integrate acquisitions successfully; risks and uncertainties affecting property development and construction; risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets; potential liability for uninsured losses and environmental contamination; risks associated with our Company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended and possible adverse changes in tax and environmental laws; and risks associated with the Company's dependence on key personnel whose continued service is not guaranteed. For a further list and description of such risks and uncertainties, see the section entitled "Risk Factors" in the Form 10-K filed by the Company with the Securities and Exchange Commission on March 15, 2005. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Maguire Properties
Peggy Moretti
Senior Vice President, Investor and Public Relations
(213) 613-4558

(Tables follow)



MAGUIRE PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31, 2005	December 31, 2004
	(unaudited)	
ASSETS		
Investments in real estate:	3,422,008	2,419,743
Less: accumulated depreciation and amortization	(211,078)	(199,078)
	3,210,930	2,220,665
Assets associated with real estate held for sale	417,907	-
	3,628,837	2,220,665
Cash and cash equivalents	59,443	64,495
Restricted cash	163,583	71,123
Rents and other receivables	8,113	8,038
Deferred rents	26,076	24,734
Due from affiliates	3,449	3,913
Deferred leasing costs and value of in-place leases, net	245,479	152,528
Deferred loan costs, net	27,134	15,826
Acquired above market leases	41,287	37,207
Other assets	17,556	5,365
Total assets	$ 4,220,957	$ 2,603,894
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY		
Mortgage loans	$ 2,987,730	$ 1,550,250
Other secured loans	100,200	255,200
Accounts payable and other liabilities	81,093	77,330
Dividends and distributions payable	24,693	24,692
Capital leases payable	7,297	5,408
Acquired lease obligations	89,399	81,449
Obligations associated with real estate assets held for sale	343,737	-
Total liabilities	3,634,149	1,994,329
Minority interests	67,282	72,198
Stockholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized:		
7.625% Series A Cumulative Redeemable Preferred Stock, $25.00 liquidation preference, 10,000,000 shares issued and outstanding at March 31, 2005	100	100
Common Stock, $0.01 par value, 100,000,000 shares authorized, 43,331,332 and 43,258,489 shares issued and outstanding at March 31, 2005 and December 31, 2004, respectively	433	433
Additional paid in capital	653,582	653,099
Unearned and accrued stock compensation, net	(4,723)	(5,184)
Dividends in excess of earnings	(138,968)	(119,033)
Accumulated other comprehensive income, net	9,102	7,952
Total stockholders' equity	519,526	537,367
Total liabilities, minority interests and stockholders' equity	$ 4,220,957	$ 2,603,894

MAGUIRE PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three months ended March 31, 2005	Three months ended March 31, 2004
Revenues:		
Rental	$ 55,646	$ 36,431
Tenant reimbursements	20,821	18,903
Hotel operations	5,915	5,199
Parking	9,067	7,149
Management, leasing and development services to affiliates	261	697
Interest and other	712	848
Total revenues	92,422	69,227
Expenses:		
Rental property operating and maintenance	18,567	14,506
Hotel operating and maintenance	3,844	3,711
Real estate taxes	7,768	4,988
Parking	2,595	2,047
General and administrative and other	6,324	4,436
Depreciation and amortization	27,771	16,178
Interest	23,945	12,930
Loss from early extinguishment of debt	1,208	-
Total expenses	92,022	58,796
Income from continuing operations before minority interests	400	10,431
Minority interests attributable to continuing operations	853	(1,400)
Income from continuing operations	1,253	9,031
Income from discontinued operations before minority interests	1,131	627
Minority interests attributable to discontinued operations	(221)	(129)
Income from discontinued operations	910	498
Net income	2,163	9,529
Preferred stock dividends	(4,766)	(3,601)
Net (loss) income available to common shareholders	$ (2,603)	$ 5,928
Basic (loss) income per share from continuing operations available to common shareholders	$ (0.08)	$ 0.13
Diluted (loss) income per share from continuing operations available to common shareholders	$ (0.08)	$ 0.13
Basic (loss) income per share available to common shareholders	$ (0.06)	$ 0.14
Diluted (loss) income per share available to common shareholders	$ (0.06)	$ 0.14
Weighted-average common shares outstanding:		
Basic	42,924,061	42,329,921
Diluted	42,924,061	42,578,570

MAGUIRE PROPERTIES, INC.
FUNDS FROM OPERATIONS (a)

		Three Months Ended March 31, 2005		Three Months Ended March 31, 2004
Reconciliation of net loss to funds from operations:				
Net (loss) income available to common shareholders	$	(2,603)	$	5,928
Adjustments:				
Minority interests		(632)		1,529
Real estate depreciation and amortization		27,672		16,087
Real estate depreciation and amortization included in discontinued operations		654		904
Funds from operations available to common shareholders and Unit Holders (FFO)	$	25,091	$	24,448
Company share of FFO (b)	$	20,191	$	19,435
FFO per share - basic and diluted	$	0.47	$	0.46
Reconciliation of FFO to FFO before loss from early extinguishment of debt:				
FFO available to common shareholders and unitholders (FFO)	$	25,091	$	24,448
Add: loss from early extinguishment of debt		1,208		-
FFO before loss from early extinguishment of debt	$	26,299	$	24,448
Company share of FFO before loss from early extinguishment of debt (b)	$	21,163	$	19,435
FFO per share before loss from early extinguishment of debt - basic and diluted	$	0.49	$	0.46

(a) We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because in excluding real estate related depreciation and amortization and gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

Management also uses FFO before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate) and (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy and (iii) the restructuring or replacement of corporate level financings to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition property or properties.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

(b)   Based on an 80.5% and 79.5% weighted average interest in our operating partnership for the three months ended March 31, 2005 and 2004, respectively.